SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                        -----------------------------------

                                     FORM 6-K

                          REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                              Date: October 21, 2003

                          Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                           Doing Business as Rostelecom
                  (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                     (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F
                                     ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                                ---                     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________







        On October 21, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced results for the first half 2003 in accordance with International Financial Reporting Standards (IAS). A copy of the press release is attached hereto as Exhibit 99.

                                 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    October 21, 2003                By:     [signed]  Petr Debrianski
                                             ---------------------------------
                                         Name:  Petr Debrianski
                                         Title: Deputy Finance Director

                             EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

      99. English translation of the press release announced results for the first half 2003 in accordance with International Financial Reporting Standards (IAS).